Exhibit 3.1

C-Bond Systems, Inc.

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES C CONVERTIBLE PREFERRED STOCK

The undersigned, Scott R. Silverman and Allison F. Tomek, hereby certify that:

1.       They are the Chief Executive Officer and President, respectively, of C-Bond Systems, Inc., a Colorado corporation (the “Corporation”).

2.       The Corporation is authorized to issue 2,000,000 shares of preferred stock. There are currently 100,000 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) designated and 722 shares outstanding, and 100,000 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”) designated and 15,800 shares outstanding.

3.       The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Articles of Incorporation of the Corporation, as amended, provides for a class of its authorized stock known as preferred stock, comprised of 2,000,000 shares of $0.10 par value preferred stock (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any Series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority under the Colorado Business Corporations Act and by Article II, Section 1 of the Corporation’s Articles of Incorporation (the “Articles”), and as set forth in this Certificate of Designations of Preferences, Rights and Limitations of Series C Convertible Preferred Stock, to designate the rights, preferences, restrictions and other matters relating to the Series C Convertible Preferred Stock, which will consist of 100,000 shares of Preferred Stock, par value $0.10 per share, which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preferred Stock are hereby amended and restated as follows:

I.	Terms of Preferred Stock.

A.	Designation and Amount. The series of Preferred Stock will be designated as the Corporation’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and the number of shares so designated will be 100,000, which will not be subject to increase without the consent of the holders (each a “Holder” and collectively, the “Holders”) of a majority of the outstanding shares of Series C Preferred Stock.

B.	Ranking and Voting.

1.	Ranking. The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Corporation’s Common Stock (“Common Stock”); and (b) junior to all existing and future indebtedness of the Corporation. Without the prior written consent of Holders holding a majority of the outstanding shares of Series C Preferred Stock, the Company may not issue any Preferred Stock that is not junior to the Series C Preferred Stock in right of dividends and liquidation.

2.	Voting. Except as set forth herein, Series C Preferred Stock shall have no right to vote on any matters requiring shareholder approval or any matters on which the common shareholders (or other preferred stock of the Company which may vote with the common shareholders) are permitted to vote. With respect to any voting rights of the Series C Preferred Stock set forth herein, the Series C Preferred Stock shall vote as a class, each share of Series C Preferred Stock shall have one vote on any such matter, and any such approval may be given via a written consent in lieu of a meeting of the Holders of the Series C Preferred Stock. Any reference herein to a determination, decision or election being made by the “Majority Holders” shall mean the determination, decision or election as made by Holders holding a majority of the issued and outstanding shares of Series C Preferred Stock at such time.

C.	Dividends.

1.	Commencing on the date of the issuance of such shares of Series C Preferred Stock (each respectively an “Issuance Date”), Holders of Series C Preferred Stock will be entitled to dividends on each outstanding share of Series C Preferred Stock (“Dividends”), at a rate equal to 2.0% per annum (“Dividend Rate”) of a stated value (“Stated Value”) of $100 per share of Series C Preferred Stock, subject to appropriate adjustment in the event of any stock splits, stock dividends, combinations of shares, recapitalizations or other such events relating to the outstanding Series C Preferred Stock at any time and from time to time. Dividends will accrue monthly and will be added to the Series C Liquidation Value, and upon redemption of the Series C Preferred Stock in accordance with Section I.F. Any calculation of the amount of such Dividends payable pursuant to the provisions of this Section I.C. will be made based on a 365-day year, compounded monthly.

2.	So long as any shares of Series C Preferred Stock are outstanding, no dividends or other distributions will be paid, declared or set apart with respect to any Common Stock without the prior written consent of the holders of the Series C Preferred Stock.

D.	Protective Provision. So long as any shares of Series C Preferred Stock are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the shares of Series C Preferred Stock then outstanding (voting as a class), (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designations, (ii) authorize or create any class of stock ranking as to distribution of dividends or a liquidation preference senior to the Series C Preferred Stock, (iii) amend its Articles of Incorporation, as amended, or other charter documents in breach of any of the provisions hereof, (iv) increase the authorized number of shares of Series C Preferred Stock, (v) liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event (as defined below), (vi) breach any of the provisions set forth herein or (vii) enter into any agreement with respect to any of the foregoing.

1.	A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.	The Corporation will not have the power to effect a Deemed Liquidation Event referred to in Section I.D.1 unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance with Section I.E.

E.	Liquidation.

1.	Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, and after payment or provision for any liquidation preference payable to the holders of any Preferred Stock ranking senior upon liquidation to the Series C Preferred Stock, but prior to any distribution or payment made to the holders of Common Stock or the holders of any Preferred Stock ranking junior upon liquidation to the Series C Preferred Stock by reason of their ownership thereof, the Holders of Series C Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount with respect to each share of Series C Preferred Stock equal to the higher of (A) the product of (x) 150% multiplied by (y) the sum of (1) the Stated Value thereof plus (2) any accrued but unpaid Dividends thereon or (B) the fair market value of the number of Conversion Shares in which such share of Series C Preferred Stock could be converted into as determined pursuant to Section I.G.2 (collectively, the “Series C Liquidation Value”) .

2.	If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation will be insufficient to make payment in full to all Holders, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

F.	Redemption.

1.	Corporation’s Redemption Option. The Corporation has no option to redeem the Series C Preferred Stock.

2.	Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or effect any Deemed Liquidation Event, each of which has been approved by the holders of a majority of the shares of Series C Preferred Stock then outstanding pursuant to Section I.D above (a “Mandatory Redemption Event”), the Corporation will redeem all of the shares of Series C Preferred Stock outstanding immediately prior to such Mandatory Redemption Event at a price per share of Series C Preferred Stock equal to the aggregate Series C Liquidation Value for the shares of Series C Preferred Stock being redeemed.

3.	Mechanics of Redemption. The Corporation will deliver ten-day advance written notice prior to the consummation of any Mandatory Redemption Event via email or overnight courier (“Notice of Mandatory Redemption”) to each Holder whose shares are to be redeemed, which Notice of Mandatory Redemption will indicate (a) the number of shares of Series C Preferred Stock that the Corporation will redeem, (b) the date upon which the applicable redemption price will be paid which shall be no earlier than ten days from the date of delivery of the Notice of Mandatory Redemption and no later than immediately prior to the consummation of the Mandatory Redemption Event (the “Redemption Payment Date”), and (c) the amount of the applicable redemption price (with a reasonably detailed calculation thereof). Upon receipt of such Notice of Mandatory Redemption, the Holder will have the right to convert its Series C Preferred Shares into shares of Common Stock of the Corporation pursuant to Section I.G at any time prior to the Redemption Payment Date.

4.	Payment of Redemption Price. Upon receipt by any Holder of a Notice of Mandatory Redemption, if Holder does not choose to convert pursuant to Section I.G, such Holder will promptly submit to the Corporation such Holder’s Series C Preferred Stock certificates on the Redemption Payment Date. Upon receipt of such Holder’s Series C Preferred Stock certificates, the Corporation will pay the applicable redemption price to such Holder in cash.

G.	Conversion.

1.	Mechanics of Conversion.

a.	Subject to the terms and conditions hereof, any or all of the outstanding shares of Series C Preferred Stock may be converted into shares of Common Stock at any time or times following the Issuance Date, at the option of Holder, provided, however, that in no event shall any Holder be entitled to convert any portion of the Series C Preferred Stock in excess of that number of Series C Preferred Stock that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by such Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series C Preferred Stock or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series C Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock, by delivery of a written notice to the Corporation (the “Holder Conversion Notice”), of the Holder’s election to convert Series C Preferred Stock and the number of shares of Series C Preferred Stock which such Holder is electing to convert.

b.	Within one day of the Holder Conversion Notice, the Corporation shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Holder Conversion Notice. Within three days of notice the Corporation shall issue a certificate for the number of shares specified in the Holder Conversion Notice.

2.	Payment and Issuance Upon Conversion. In the event of a conversion of any Series C Preferred Stock, the Corporation shall issue to such Holder a number of Conversion Shares equal to (x) the sum of (1) the Stated Value per share of Series C Preferred Stock plus (2) any accrued but unpaid Dividends thereon multiplied by (y) the number of shares of Series C Preferred Stock held by such Holder and subject to the Holder Conversion Notice, divided by (z) the Conversion Price with respect to such Series C Preferred Stock.

3.	Stock Splits. If the Corporation at any time and from time to time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision, as determined during the two-year period prior to the date of the subdivision, will be proportionately reduced and the number of Conversion Shares will be proportionately increased. If the Corporation at any time and from time to time on or after the first Issuance Date combines (by combination, reverse stock split, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination, as determined during the two-year period prior to the date of the combination, will be proportionately increased and the number of Conversion Shares will be proportionately decreased. Any adjustment under this Section I.G.3 shall become effective at the close of business on the date the subdivision or combination becomes effective. The rights of the Series C Preferred shareholder will not be altered by a stock split or reverse stock split.

4.	Rights. In addition to any adjustments pursuant to Section I.G.3, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which Holder could have acquired if Holder had held the number of shares of Common Stock acquirable upon conversion of all Preferred Stock held by Holder immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

5.	Definitions. For purposes of this Section I, the following terms shall have the following meanings:

a.	“As Converted Voting Shares” means the number of votes per share of Series C Preferred Stock calculated as pursuant to the following formula: Number of votes per share of Series C Preferred Stock = Number of Conversion Shares a share of Series C Preferred Stock is then convertible.

b.	“Conversion Price” means a price per share of Common Stock equal to the lowest daily volume weighted average price of the Common Stock for any Trading Day during the two years preceding the date of delivery of the Holder Conversion Notice, subject to adjustment as otherwise provided herein.

c.	“Conversion Shares” means shares of Common Stock of the Corporation issuable upon conversion of the Series C Preferred Stock.

d.	“Trading Day” means any day on which the Common Stock is traded on the Trading Market; provided that it shall not include any day on which the Common Stock is (i) scheduled to trade for less than 5 hours, or (ii) suspended from trading.

e.	“Trading Market” means the OTC Bulletin Board, the OTCQB, the OTC Pink Sheets, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the NYSE Amex, or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock. All Trading Market data shall be measured as provided by the appropriate function of the Bloomberg Professional service of Bloomberg Financial Markets or its successor performing similar functions.

f.	“Transaction Documents” means, collectively, any stock purchase agreement or other subscription agreement pursuant to which any share of Series C Preferred Stock is issued, and all other agreements, certificates and documents referenced therein or annexed thereto.

H.	Stock Register. The Corporation will keep at its principal office, or at the offices of the transfer agent, a register of the Series C Preferred Stock, which shall be prima facie indicia of ownership of all outstanding shares of Series C Preferred Stock. Upon the surrender of any certificate representing Series C Preferred Stock at such place, the Corporation, at the request of the record Holder of such certificate, will execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the Holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

II.	Miscellaneous.

A.	Notices. Any and all notices to the Corporation will be addressed to the Corporation’s Chief Executive Officer at the Corporation’s principal place of business on file with the Secretary of State of the State of Colorado. Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder will be in writing and delivered personally, by electronic mail or facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder will be deemed given and effective on the earliest of (1) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section II.A prior to 5:30 p.m. Eastern time, (2) the first business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this section later than 5:30 p.m. but prior to 11:59 p.m. Eastern time on such date, (3) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (4) upon actual receipt by the party to whom such notice is required to be given.

B.	Lost or Mutilated Preferred Stock Certificate. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series C Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C.	Headings. The headings contained herein are for convenience only and will not be deemed to limit or affect any of the provisions hereof.

RESOLVED, FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Designation of Preferences, Rights and Limitations of Series C Preferred Stock in accordance with the foregoing resolution and the provisions of Colorado law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 28th day of April 2021.

Signed:	/s/ Scott R. Silverman
Name:	Scott R. Silverman
Title:	Chief Executive Officer

Signed:	/s/ Allison F. Tomek
Name:	Allison F. Tomek
Title:	President